Exhibit 12
United Parcel Service, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(dollar amounts in millions)

	Six Months Ended June 30,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
Earnings:
Income before income taxes	$3,468	$4,637	$6,674	$974	$5,776	$5,290
Add: Interest expense	173	353	380	393	348	354
Add: Interest factor in rental expense	99	225	192	206	210	205
Total earnings	$3,740	$5,215	$7,246	$1,573	$6,334	$5,849

Fixed charges:
Interest expense	$173	$353	$380	$393	$348	$354
Interest capitalized	6	11	14	18	17	18
Interest factor in rental expense	99	225	192	206	210	205
Total fixed charges	$278	$589	$586	$617	$575	$577

Ratio of earnings to fixed charges	13.5	8.9	12.4	2.5	11.0	10.1